UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                 April 28, 2004

                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Jaron Lotan
    --------------------------
    Jaron Lotan
    President and Chief Executive Officer

Dated: April 28, 2004

                TECNOMATIX ANNOUNCES FIRST QUARTER 2004 RESULTS

                  *     Revenue grows 16% year-over-year

                  *     Return to profitability with EPS of $0.03

    HERZLIA, Israel, April 28 /PRNewswire-FirstCall/ -- Tecnomatix Technologies Ltd. (Nasdaq: TCNO), the driving force in Manufacturing Process Management (MPM), today announced its financial results for the first quarter ended March 31, 2004.

    Revenues for the first quarter of 2004 were $23.9 million, compared to $20.6 million for the first quarter of 2003, an increase of 16%. Operating income for the first quarter of 2004 was $0.5 million, compared to an operating loss of $1.6 million for the first quarter of 2003. Net income for the first quarter of 2004 was $0.3 million or $0.03 per diluted share, compared to a net loss of $1.4 million or $(0.13) per diluted share for the first quarter of 2003.

    At March 31, 2004, the Company had a $33.4 million balance of cash and cash equivalents, short-term investments and long-term investments.

    Jaron Lotan, president and chief executive officer of Tecnomatix Technologies Ltd., said, "I am very pleased to announce that we achieved our strategic and financial goals for first quarter 2004. This is the second sequential quarter that we are reporting year-over-year growth in revenues, and we are reporting year-over-year growth in operating profitability and net profits. In addition, this is the sixth quarter in a row that we are reporting a positive cash flow from operating activities.

    "During the quarter, we enjoyed growth across all territories, particularly in the U.S., where we achieved 34% growth over the first quarter 2003. This growth was primarily driven by our Mechanical division, which serves the automotive, aerospace and other discrete manufacturing and process
industries.   In the automotive industry, the world's leading OEMs and their suppliers continue to expand deployment of our eMPower Enterprise Solutions. In particular, this quarter, we recorded several new customer wins from leading automotive tier 1 suppliers -- primarily in Germany. Importantly, we are gaining momentum in the aerospace industry, which continues to adopt MPM and creates another growth opportunity for Tecnomatix. New customer wins in the first quarter included Fuji Heavy Industries, a leading Japanese aerospace company, which will be deploying our eMPower to gain cost and time efficiencies in planning the assembly of airplane parts.

    "Our Electronics division remains stable and we are seeing growing demand as customers incorporate our eMPower for Electronics solutions into their planning and manufacturing processes. We recently announced several new customers wins including Samsung Computers, which has implemented Tecnomatix eMPower solutions in its first computer manufacturing facility in China, ACT Electronics, which has standardized on Tecnomatix eMPower solutions across all of its U.S. manufacturing and design facilities, and Bosch Security Systems, which has started deployment of our Assembly and Test solution in its South China facility.

    "We are also pleased with the progress of our alliance with UGS PLM Solutions," continued Lotan. "Our mutual customers are enjoying the benefits of two leading companies joining forces to offer a full suite of product life-cycle management (PLM) solutions. The open platform of both companies enables customers to choose best-in-class solutions from new product concept through manufacturing planning and execution, and eventual product retirement. Both UGS and Tecnomatix are seeing real benefits from this alliance as customers extend their PLM/MPM deployments and new customers join our customer base. In particular, together with UGS PLM Solutions, we signed a significant contract with a leading home appliance manufacturer, which intends to deploy our MPM solutions throughout all of its product divisions for planning and optimizing its assembly lines.

    "This quarter, we continued to demonstrate our technology leadership releasing several new products to help our customers further improve productivity on both individual and enterprise levels. Our new eMPower 7.1 addresses a far wider community of users by providing an intuitive 3D graphics planning environment and tools for collaborative manufacturing planning. The eMPower Advanced Machining solution supports powertrain planning from early pre-planning to full detailed engineering. Additionally, our Xfactory 3.0 Product Tracking and Production Management system captures real-time manufacturing data from the shop floor and communicates it to the people and systems that need it.

    "Finally, we are proud to be named one of the world's 500 top companies by Software Magazine in its 18th Annual Software 500 Survey. By placing well into the top half of the ranking, this recognition from the international community underscores the significant financial, organizational, product and new customer gains Tecnomatix has achieved over the past year. We entered 2004 optimistic about our business prospects, and we are determined to continue this upward trend as we successfully execute on our financial and strategic goals."


    Forward-Looking Guidance

    Oren Steinberg, chief financial officer and executive vice president of Tecnomatix Technologies said, "We continue to make steady progress in improving our financial performance and creating value for our shareholders. Based on our current plans and visibility, we expect to achieve revenue growth of approximately 15% for the full year 2004 over 2003, with improved profitability on a quarterly basis."


    Investor Conference Call / Webcast Details

    Tecnomatix will review detailed first quarter 2004 results on April 28, 2004 at 8:30AM EDT. The conference call-in number is 973-935-8504. A replay will be available from 11:30AM EDT on April 28 through midnight EDT, May 5. The replay number is 973-341-3080. The confirmation identification for both the live call and replay is 4713256. The live call and replay will also be accessible over the web at http://investor.tecnomatix.com.


    About Tecnomatix Technologies Ltd.

    Tecnomatix Technologies Ltd. (Nasdaq: TCNO) provides the world's leading Manufacturing Process Management (MPM) solutions for the automotive, electronics, aerospace and other manufacturing and processing industries. Tecnomatix eMPower solutions for MPM enable the design, simulation, and execution of production processes, and provide real-time control and visibility throughout shop-floor operations. More than 5000 companies worldwide are using eMPower solutions to reduce operating costs, accelerate product introductions, and shorten time-to-volume -- while maintaining high levels of product and process quality. With offices in over 20 countries, Tecnomatix supports such global leaders as BMW, Boeing, Comau, Ford, GM, Mazda, Philips, Schneider Electric and Volkswagen. For more information, visit www.tecnomatix.com.


    This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



    TECNOMATIX TECHNOLOGIES LTD.

    Consolidated Statements of Operations
    U.S $ in thousands, except per share data          Three months ended
                                                  3/31/2004         3/31/2003
    Revenues
       Software license fees                         9,230             8,468
       Services                                     14,636            12,132
    Total revenues                                  23,866            20,600

    Costs and expenses
       Software license fees                         1,830             2,487
       Services                                      4,724             3,737
       Amortization of acquired intangibles            151                 -
       Research and development, net                 3,949             3,757
       Selling and marketing                        11,623             9,436
       General and administrative                    1,129             1,279
       Restructuring costs and assets impairment         -             1,487
    Total costs and expenses                        23,406            22,183
    Operating income (loss)                            460            (1,583)
    Financial income (expense), net                    (59)              232
    Income (loss) before taxes on income               401            (1,351)
    Provision for income taxes                         (40)              (17)
    Income (loss) after taxes on income                361            (1,368)
    Equity share in net income (loss)
     of an affiliate company                           (33)              (59)
    Net income (loss)                                  328            (1,427)
    Basic earnings (loss) per share:
    Net Income (loss)                                 0.03             (0.13)
    Diluted earnings (loss) per share:
    Net Income (loss)                                 0.03             (0.13)

    Weighted average number of shares outstanding:
    Basic                                       11,988,125        10,651,179
    Diluted                                     12,967,126        10,651,179


    TECNOMATIX TECHNOLOGIES LTD.

    Condensed Consolidated Balance Sheets
    U.S $ in thousands
                                                  3/31/2004        12/31/2003
    Current Assets:
       Cash and cash equivalents                     9,014             9,232
       Short-term investments                           23                70
       Receivables:
         Trade                                      28,533            29,190
         Other and prepaid expenses                  5,900             5,747

    Total current assets                            43,470            44,239

    Non-current receivables                          1,123             1,108

    Long-term investments                           24,537            24,556

    Property and equipment, net                      5,078             5,628

    Goodwill, net                                   25,319            25,829

    Acquired intangibles, net                        2,293             2,444

    Other assets, net                               13,296            13,296

    Total assets                                   115,116           117,100

    Current Liabilities:
       Current maturities of long-term loan          1,667               833
       Payables:
          Trade                                      2,440             4,644
          Deferred Revenue                           9,289             7,130
          Other and accrued expenses                17,048            19,163

    Total current liabilities                       30,444            31,770

    Long-term liabilities:
       Accrued restructuring expense                 1,701             1,716
       Loan from a Bank                             23,333            24,167
       Accrued severance pay, net                    1,104             1,095

    Total long-term liabilities                     26,138            26,978

    Shareholders' equity                            58,534            58,352

    Total liabilities and shareholders' equity     115,116           117,100

    Company Contact:
     Tecnomatix Technologies Ltd.
     Oren Steinberg
     +972-9-9594755
     osteinberg@tecnomatix.com

    Company Investor Contact:
     Tecnomatix Technologies Ltd.
     Marsha Shalvi
     +972-9-9594733
     +972-54-942180
     mshalvi@tecnomatix.com

    Investor Contact:
     The Ruth Group
     David Pasquale
     +646-536-7006
     dpasquale@theruthgroup.com



SOURCE  Tecnomatix Technologies Ltd.
    -0-                             04/28/2004
    /CONTACT: Oren Steinberg, +972-9-9594755, or osteinberg@tecnomatix.com, or Marsha Shalvi, +972-9-9594733, +972-54-942180, or mshalvi@tecnomatix.com, both of Tecnomatix Technologies Ltd.; or David Pasquale of The Ruth Group, +1-646-536-7006, or dpasquale@theruthgroup.com, for Tecnomatix Technologies Ltd./
    /Web site:  http://www.tecnomatix.com /
    (TCNO)

CO:  Tecnomatix Technologies Ltd.
ST:  Israel
IN:  AUT CPR STW
SU:  CCA ERN